Mail Stop 6010


      September 27, 2005


Via U.S. Mail and Facsimile to (503) 721-1300

Michael K. Smith
Chief Financial Officer
NMHG Holding Co.
650 NE Holiday Street, Suite 1600
Portland, OR 97232


	Re:	NMHG Holding Co.
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 15, 2005
	Form 10-Q for the Fiscal Quarters Ended March 31, 2005 and
June 30, 2005
      File No. 333-89248

Dear Mr. Smith:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the fiscal year ended December 31, 2004

Note 2. Significant Accounting Policies, page F-8

Revenue Recognition

1. We note that you recognize revenue at the time of shipment to the
dealers. Please describe the significant terms of your agreements with dealers, including payment, return, exchange, and other
significant matters.   Explain and support why you believe it is
appropriate to recognize revenue upon shipment of product to dealers.
We are particularly concerned about your financing terms, your payment terms, and the use of any interest-free periods.

2. In this regard, tell us if there are any cancellation provisions in dealer`s contracts (either for cancellation of purchases or for cancellation of the relationship). If so, tell us if you have repurchase obligations under these circumstances. Discuss the frequency with which such cancellations occur and estimate the dollar amounts of the repurchases in your response, if material. In addition, advise us of any situations, conditions or circumstances in which a dealer has been unable to pay. Explain the outcome of these situations and indicate the frequency with which they occur.

Note 16. Equity Investments and Related Party Transactions, page
F-35

3. We note that there was a decrease in the fees charged by NACCO in
2004 versus 2003 due to "temporary suspensions" of the fees in 2004.
Please tell us more about why the fees were suspended. Explain the services that NACCO performs on behalf of the company. Confirm that your historical income statement reflects all costs of doing business, including costs incurred by NACCO on your behalf. Refer to SAB Topic
1-B for guidance.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-
3662
or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.




								Sincerely,



								Angela Crane
								Branch Chief

Michael K. Smith
NMHG Holding Co.
September 27, 2005
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